June 15, 2012

VIA EDGAR CORRESPONDENCE

Ms. Linda Curkel

Branch Chief

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:                             Golden Growers Cooperative

Form 10-K for year ended December 31, 2011

Filed March 30, 2012

File No. 000-53957

Dear Ms. Curkel:

We are writing in response to your letter dated June 11, 2012, regarding the Annual Report filed on Form 10-K for the year ended December 31, 2011 on March 30, 2012 by Golden Growers Cooperative (the “Cooperative”).  To facilitate your review of our response, we are including your comment in boldface type, followed by our response.

Report of Independent Registered Public Accounting Firm, Page A-2

1.                                      Please add the independent accountant’s conformed signature to the opinion included in the filing in accordance with Rule 2-202(a) of Regulation S-X.

RESPONSE:

Attached as Exhibit 1 hereto please find the independent accountant’s conformed signature to the opinion included in the filing in accordance with Rule 2-02(a) of Regulation S-X in the Cooperative’s Amendment No. 1 to its Annual Report for the year ended December 31, 2011 on Form 10-K/A filed on June 15, 2012.

* * *

We believe our response contained above addresses your current concerns.  We have attached hereto as Exhibit 2 our Company Acknowledgement.

Please feel free to call me at (701) 281-0468 or our counsel, Kimberly Lowe at (612) 492-7324, if you require additional information or clarification of our responses.  You may email any correspondence to me at mdillon@goldengrowers.com and to Ms. Lowe at klowe@fredlaw.com.

Very truly yours,

Mark Dillon
Executive Vice President

cc:	Kimberly A Lowe
Daniel Mott
Charlie Nord

Exhibit 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Golden Growers Cooperative

Fargo, North Dakota

We have audited the accompanying balance sheets of Golden Growers Cooperative as of December 31, 2011 and 2010, and the related statements of operations, changes in members’ equity and comprehensive income and cash flows for the years ended December 31, 2011 and 2010, for the period ended December 31, 2009 and the year ended August 31, 2009.  Golden Growers Cooperative’ management is responsible for these statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Growers Cooperative, as of December 31, 2011, 2010, and 2009 and August 31, 2009, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010, for the period ended December 31, 2009 and the year ended August 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Widmer Roel PC

Fargo, North Dakota

February 28, 2012

A-2

Exhibit 2

COMPANY ACKNOWLEDGEMENT

The undersigned, a duly elected officer of Golden Growers Cooperative (the “Cooperative”), by his signature below, acknowledges as of the date set forth below that:

•                  The Cooperative is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Cooperative may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLDEN GROWERS COOPERATIVE

Dated:	June 15, 2012		/s/ Mark Dillon
		By:	Mark Dillon
		Its:	Executive Vice President